UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. ___)*

Universal Biosensors, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001

 (Title of Class of Securities)

Not Applicable

(CUSIP Number)

May 25, 2018

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. Not Applicable	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS CVC Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,044,614*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,044,614*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,044,614*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.45%**
12.	TYPE OF REPORTING PERSON (See Instructions) FI

*See Item 4

**Based on 177,001,884 shares of common stock outstanding of the issuer as of October 30, 2018.

Cusip No. Not Applicable	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Alexander Beard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,044,614*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,044,614*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,044,614*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.45%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

**Based on 177,001,884 shares of common stock outstanding of the issuer as of October 30, 2018.

Cusip No. Not Applicable	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS John Read
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,044,614*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,044,614*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,044,614*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.45%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

**Based on 177,001,884 shares of common stock outstanding of the issuer as of October 30, 2018.

Cusip No. Not Applicable	13G	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSONS Ian Campbell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,044,614*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,044,614*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,044,614*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.45%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

**Based on 177,001,884 shares of common stock outstanding of the issuer as of October 30, 2018.

Cusip No. Not Applicable	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer:

Universal Biosensors, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Level 37, 1 Macquarie Place

Sydney, Australia 2000

Item 2.

(a) - (c) This Schedule 13G is being filed jointly by CVC Limited, an Australian proprietary limited company (“CVC”), Alexander Beard, John Read and Ian Campbell, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of each of CVC and Messrs. Beard, Read and Campbell is c/o CVC Limited, Level 37, 1 Macquarie Place, Sydney, Australia 2000.

Messrs. Beard, Read and Campbell are Australian citizens.

(d)	Title of Class of Securities:

Common stock, par value US$0.0001 per share (the “Shares”), traded as CHESS Depository Interests (“CDIs”) on the Australian Stock Exchange. CDIs represent beneficial interests in the common stock held by CHESS Depository Nominees Pty Ltd.

(e)	CUSIP Number:

Not applicable.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Cusip No. Not Applicable	13G	Page 7 of 8 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Australian Financial Services Licensee.

Item 4.	Ownership:

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

CVC beneficially owns 22,044,614 Shares. Each of Alexander Beard, John Read and Ian Campbell share voting and dispositive power over, and may be deemed to beneficially own, all of the Shares held by the foregoing entities, due to each of the foregoing individuals serving as a director of CVC. Each of Messrs. Beard, Read and Campbell disclaims beneficial ownership over the Shares held by the foregoing entities.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Cusip No. Not Applicable	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

November 8, 2018

CVC LIMITED
ALEXANDER BEARD
JOHN READ
IAN CAMPBELL

CVC LIMITED

By:	/s/ John Hunter
Name:	John Hunter
Title:	Company Secretary

For itself and on behalf of Alexander Beard, John Read, and Ian Campbell, pursuant to an agreement annexed as Exhibit 1 hereto.